Exhibit No. 99.1

Fairmont Hotels & Resorts Inc. Comments on U.S. Regulatory
Filing by Icahn Associates Corp. & Affiliated Companies

TORONTO, November 8, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) announced today that it is aware that certain companies affiliated with Mr. Carl Icahn have filed with the U.S. Securities and Exchange Commission a statement on Schedule 13D reporting beneficial ownership of 6,704,600 common shares (including shares subject to options), representing approximately 9.3% of Fairmont’s outstanding common shares.

“In the Schedule 13D, the filing persons indicate an intention to encourage Fairmont to pursue strategic alternatives to maximize the value of Fairmont for its shareholders and outline several proposals, a number of which we are currently pursuing, such as the continuation of our share repurchase program and the sale of non-core assets,” said William R. Fatt, Fairmont’s Chief Executive Officer. “Mr. Icahn has also requested an opportunity to meet with executives of Fairmont to discuss these matters. We would expect to do so in the near future.”

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

CONTACT:

Denise Achonu
Executive Director Investor Relations
416.874.2485
denise.achonu@fairmont.com
www.fairmontinvestor.com